UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 21, 2019

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In the Matter of

Sam Lee Laundry LLC
224 28th Street
San Francisco, CA 94131

File No. 024-10530

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ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

Sam Lee Laundry LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on March 21, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Acting Secretary